Exhibit 99.95

NexTech AR Launches Revolutionary 3D Augmented Reality

Capture Technology

The company’s new CaptureAR technology will facilitate mass adoption of augmented reality (AR) for ecommerce—making AR accessible to everyone.

New York, NY - Toronto, ON – October 31st, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech, the industry leader in the rapidly growing augmented reality (AR) space, is pleased to announce the launch of our game-changing CaptureAR technology that will add to the revenue-generating power of our ARitize AR e-commerce solution and soon to be launched AR, 3D 360 advertising platform.

Evan Gappelberg, CEO of NexTech states that, “CaptureAR is a pivotal new technology which we believe will accelerate the augmented reality global marketplace. With CaptureAR our customers will achieve incredible time and money savings. What could take an experienced 3D modeler days of work to create a 3D version of a product, can now be done in a matter of minutes—and with the same resolution and image fidelity as if the 3D model was designed from scratch, which is huge.” He continues, “CaptureAR also saves companies a significant amount of money by eliminating the need to invest in expensive production pipelines or purchase costly 3D scanning equipment.” Most critically, Gappelberg states that, “CaptureAR makes creating 3D objects easy, anyone can do it with 4K video capture from a cell phone combined with our tech platform, no special training or skills required making this a major industry break-through.”

CaptureAR Sample

One of the most significant barriers to the mass market adoption of augmented reality has been capturing or creating, at scale, 3D AR objects that end users can interact with. CaptureAR simplifies 3D AR creation by capturing 3D AR products from 4K video that you can film with your cell phone’s camera. Previously, capturing or creating 3D AR objects has been a painfully time consuming and expensive process which has held AR back from mass adoption. NexTech’s CaptureAR technology removes these barriers and enables the mass adoption and growth of augmented reality. CartureAR will move the adoption of AR technology into overdrive bringing NexTechs AR e-commerce and advertising network with it.

CaptureAR will now be included in NexTech’s ARitize augmented reality e-commerce solution, a platform that was specifically designed to turn online shoppers into buyers. With CaptureAR and ARitize, NexTech customers can accelerate their product appeal, enhance shopper engagement, and increase shop to buy conversion while driving revenue growth, at every touchpoint during the customer relationship.

About NexTech AR Solutions Corp.

NexTech is a leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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